Exhibit 99.1

Obsidian Energy Announces the Extension to Syndicated Credit Facility and Senior Notes

•        Maturity dates of both credit facility and senior notes extended to November 2022

CALGARY, March 26, 2021 – OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that the Company has executed amending agreements to extend both our syndicated credit facility and senior notes maturity date to November 30, 2022.

“We are very pleased with the successful completion of our extension,” said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “With the credit facility and senior notes now in place until November 2022, and encouraging current commodity prices, we are in a strong financial position to build on our drilling success in the Cardium. We anticipate continuing the operational momentum of our first half 2021 development program with a substantial second half drilling program, all of which is expected to be fully funded through funds flow from operations. We appreciate the support of our lenders and the patience of our shareholders as we completed this process and now look forward to creating incremental value for all of our stakeholders.”

A summary of the key terms is outlined below.

SYNDICATED CREDIT FACILITY

•	The aggregate amount drawn or available to be drawn under the syndicated credit facility is $440 million.

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The $440 million of availability consists of a $225 million revolving credit facility and a $215 million non-revolving term loan (comprised of existing drawn amounts under the revolving syndicated credit facility which have been converted to a term loan).

•	The revolving period under the syndicated credit facility has been extended to May 31, 2022, with the end date of the term period extended to November 30, 2022.

•	The maturity date of the non-revolving term loan is also November 30, 2022.

•	The next scheduled borrowing base redeterminations will occur on November 30, 2021 and May 31, 2022.

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A revolving period reconfirmation date will occur on January 17, 2022, whereby, on or prior to such date, lenders may accelerate the end date of the revolving period to February 1, 2022. In this case, the end date of the term period would remain unchanged at November 30, 2022.

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The Company’s revolving credit facility will have a one-time adjustment to reduce our undrawn availability to $35 million at December 31, 2021. Any borrowing availability at this time in excess of that amount will be used to reduce amounts outstanding on the non-revolving term loan and senior notes.

SENIOR NOTES

•	The senior notes maturity date is extended to November 30, 2022 (previous maturity date of November 30, 2021).

•	The existing interest rate increased by approximately 2.1 percent, which results in an average interest rate of approximately 7.3 percent.

ADDITIONAL READER ADVISORIES

NON-GAAP MEASURES

Certain financial measures including funds flow from operations included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this presentation contains, without limitation, forward-looking statements pertaining to: that we are in a strong position now to build on our drilling success in the Cardium; that we expected to fund our development program with funds flow from operations; the extension of our syndicated credit facility to May 31, 2022, subject to further extensions and option to complete a borrowing base determination, with end date of the term period set at November 30, 2022, and the one time adjustment to the revolving credit facility at December 31, 2021; and the extension to our senior note maturity date.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: our ability to complete asset sales and the terms and timing of any such sales; the impact of regional and/or global health related events on energy demand; global energy policies going forward; the economic returns that we anticipate realizing from expenditures made on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; future taxes and royalties; the continued suspension of our dividend; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully; our ability to obtain financing on acceptable terms, including our ability to renew or replace our reserve based loan; that we are able to move forward through the various reconfirmation, redetermination dates with the credit facility and our ability to finance the repayment of our senior secured notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Obsidian Energy can give no assurances that they will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; the possibility that the semi-annual borrowing base re-determination under our reserve-based loan is not acceptable to the Company or that we breach one or more of the financial covenants pursuant to our amending agreements with holders of our senior secured notes; the impact that any government assistance programs could have on the Company in connection with, among other things, the COVID-19 pandemic and other regional and/or global health related events; the impact on energy demands due to regional and/or global health related events; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; interest rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to complete or realize the anticipated benefits of acquisitions or dispositions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; reliance on third parties; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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